July 22, 2014

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom
Mr. Dean Brazier

Re:	NRG Yield, Inc.
Registration Statement on Form S-1
Filed June 16, 2014
File Number 333-196808

Ladies and Gentlemen:

NRG Yield, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-196808, as amended (the “Registration Statement”), to 4:00 p.m., Eastern time, on Tuesday,  July 22, 2014 or as soon thereafter as practicable. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.  In addition, the Company acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff,  acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Paul Zier of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2180, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

NRG YIELD, INC.

By:	/s/ Brian E. Curci
Name:	Brian E. Curci
Title:	Corporate Secretary